SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                 SCHEDULE l3D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                      NORTHPOINT COMMUNICATIONS GROUP, INC.
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                                (Name of Issuer)

                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)

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                                   666610 10 0
                                 (CUSIP Number)
                                                     with a copy to:
         Jonathan Gallen                             Robert G. Minion, Esq.
         450 Park Avenue                             Lowenstein Sandler PC
         28th Floor                                  65 Livingston Avenue
         New York, New York  10022                   Roseland, New Jersey  07068
         (212) 891-2132                              (973) 597-2424
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                  July 24, 2002
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.         666610 10 0
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1)   Names of  Reporting  Persons/I.R.S.  Identification  Nos. of Above  Persons
     (entities only):

                                 Jonathan Gallen
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2)   Check the Appropriate Box if a Member of a Group (See Instructions):


         (a)                                Not
         (b)                             Applicable
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3)   SEC Use Only
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4)   Source of Funds (See Instructions):  WC
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5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e):
                                 Not Applicable
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6)   Citizenship or Place of Organization:           United States
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     Number of                              7) Sole Voting Power:             *
                                               ---------------------------------
     Shares Beneficially                    8) Shared Voting Power:           *
                                               ---------------------------------
     Owned by
     Each Reporting                         9) Sole Dispositive Power:        *
                                               ---------------------------------
    Person With:                           10) Shared Dispositive Power:      *
                                               ---------------------------------
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11) Aggregate Amount Beneficially Owned by Each Reporting Person:    9,500,000*
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12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions):                               Not Applicable
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13) Percent of Class Represented by Amount in Row (11):     7.1%*
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14) Type of Reporting Person (See Instructions):       IA, IN
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* As of July 24, 2002, Ahab Partners, L.P., a New York limited partnership,  was the holder of 5,700,000 shares of the Common Stock, par value $0.001 per share (the "Shares"), of NorthPoint Communications Group, Inc. and Ahab International, Ltd., a corporation organized under the laws of the Bahamas, was the holder of 2,800,000 Shares. Jonathan Gallen possesses sole power to vote and direct the disposition of all Shares held by Ahab and International. In addition, as of such date, 1,000,000 Shares were held by third parties for whom Mr. Gallen exercises sole voting and investment control with respect to such Shares. Thus, for the purposes of Reg. Section 240.13d-3, as of July 24, 2002, Mr. Gallen is deemed to beneficially own 9,500,000 Shares.

Item 2.  Identity and Background.
         -----------------------

     The person filing this statement is Jonathan Gallen, whose business address is 450 Park Avenue, 28th Floor, New York, New York 10022. Mr. Gallen serves, indirectly through one or more entities, as the investment advisor for, and exercises sole voting and investment authority with respect to the securities held by, each of Ahab Partners, L.P (formerly known as Pequod Investments, L.P.), a New York limited partnership ("Ahab" or "Pequod"), and Ahab
International, Ltd. (formerly known as Pequod International, Ltd.), a corporation organized under the laws of the Bahamas ("International," and, together with Ahab, the "Funds"). The Funds are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature. Mr. Gallen also invests his personal funds and provides investment management services for various other third parties (collectively, the "Accounts").

     Mr. Gallen has never been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Gallen is a citizen of the United States.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

     Based upon the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2000 (the latest report filed by the Company), there were 133,452,767 Shares issued and outstanding as of October 31, 2000. As of July 24, 2002, Ahab was the holder of 5,700,000 Shares and International was the holder of 2,800,000 Shares. In addition, as of such date, 1,000,000 Shares were held by the Accounts. Jonathan Gallen possesses sole power to vote and direct the disposition of all Shares held by Ahab, International and the Accounts. Thus, as of July 24, 2002, for the purposes of Reg. Section 240.13d-3, Mr. Gallen is deemed to beneficially own 9,500,000 Shares, or 7.1% of the Shares issued and outstanding as of that date.

     During the last sixty days, the only transactions in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Gallen or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof, were purchases on July 24, 2002 at approximately $0.0085 (0.85 cents) per Share in ordinary brokers transactions of 1,280,000 Shares by Ahab and 720,000 Shares by International.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            July 24, 2002


                                             /s/ Jonathan Gallen
                                             -----------------------------------
                                            Jonathan  Gallen,  individually  and
                                            in his  capacity  as the  investment
                                            advisor  for  Ahab  Partners,  L.P.,
                                            Ahab  International,  Ltd.  and  the
                                            Accounts


  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See, 18 U.S.C. 1001).